UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

SERGIO MARCHIONNE APPOINTED CHIEF EXECUTIVE OFFICER

SIGNATURES

SERGIO MARCHIONNE APPOINTED CHIEF EXECUTIVE OFFICER

The Board of Directors of Fiat met today under the chairmanship of Luca Cordero di Montezemolo, and appointed Sergio Marchionne as Chief Executive Officer. Since May 2003, Mr. Marchionne has been serving in the Board as an independent director.

The Board also reviewed the composition of the Nominating and Compensation Committee, which is now made up as follows:

John Elkann               Chairman
Flavio Cotti
Hermann Josef Lamberti
Sergio Marchionne
Daniel John Winteler

The Board finally resolved to postpone to a subsequent meeting the cooption of a Director who meet the requirements of independence.

Turin, June 1, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney